VIA EDGAR

May 14, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn: Robert Shapiro and Lyn Shenk

Re:	Avnet, Inc.

Form 10-K Fiscal Year ended July 1, 2023

Form 10-Q Fiscal Quarter ended December 30, 2023

File No. 001-04224

Dear Mr. Shapiro and Ms. Shenk:

This letter responds to the Staff request for additional information regarding comment 2 of the Staff’s comment letter, dated March 15, 2024. For your convenience, our response is preceded by an italicized recitation of the Staff’s request.

Form 10-Q for Fiscal Quarter Ended December 30, 2023

Note 2. Working Capital

Inventories, page 8

1.	We note your response to prior comment 2. Please further explain to us your accounting for transactions for electronic components held for supply chain service engagements by providing example representative journal entries (with example dollar amounts) you record upon receipt, preparation, and delivery of such components (including the effects of such transactions on your inventory, revenue, cost of sales, and any other impacted accounts).

Response: The below assumptions and illustrative journal entries provide an example of the underlying balance sheet and statement of operations impacts from supply chain services engagements:

Assumptions

•	Avnet purchases components from supplier, under contract between customer and supplier, at beginning of Month 1 with 30-day payment terms;
•	Avnet warehouses components until Month 3 when customer needs components to place into production;
•	Avnet delivers components to customer’s desired manufacturing location at the end of Month 3, with 30-day payment terms;
•	Avnet charges services fees comprised of warehousing fees of 4% of component value per month held and component delivery fees of 5% of component value shipped; and
•	All amounts and percentages are illustrative in the example below.

Avnet, Inc. 2211 S. 47th Street, Phoenix, AZ 85034

480.643.7510

Ken.Jacobson@Avnet.com

Illustrative Journal Entries

Month 1 – Purchase and Payment

Dr. Inventory (Components held for supply chain services)	$1,000,000

Cr. Accounts Payable	$1,000,000

To record the purchase of components from suppliers under customer’s pricing and contract.

Dr. Accounts Payable	$1,000,000

Cr. Cash	$1,000,000

To record the settlement of accounts payable with supplier associated with components purchased above.

Monthly Entries for Warehousing Services (Months 1, 2 and 3 same entries are recorded)

Dr. Warehousing Services Accounts Receivable	$40,000

Cr. Warehousing Services Revenue	$40,000

Dr. Cost of Supply Chain services expense	$25,000

Cr. Accrued Expenses	$25,000

To record monthly warehousing services revenue and corresponding costs of providing warehousing services.

Dr. Cash	$40,000

Cr. Warehousing Services Accounts Receivable	$40,000

To collect customer payment for warehousing services.

Dr. Accrued Expenses	$25,000

Cr. Cash	$25,000

To record payment of accrued expenses related to warehousing services.

Month 3 – Shipment of Components to customer-requested manufacturing location

Dr. Accounts Receivable (billed at component cost)	$1,000,000

Cr. Inventory (Components)	$1,000,000

Dr. Accounts Receivable- Supply Chain Delivery Services fees	$50,000

Cr. Supply Chain Delivery Services Revenue	$50,000

Dr. Cost of Supply Chain Delivery Services Expense	$30,000

Cr. Accrued Expenses	$30,000

To record the shipment of components held for supply chain services to the customer location and record the services revenues and related cost of delivery services.

Month 4 – Collection of cash from customer and payments for cost of services

Dr. Cash	$1,000,000

Cr. Accounts Receivable	$1,000,000

Dr. Cash	$50,000

Cr. Accounts Receivable - Supply Chain Delivery Services fees	$50,000

Cr. Accrued Expenses	$30,000

Cr. Cash	$30,000

To record the cash receipts from customers and payments for cost of delivery services.

* * * * *

If any of these responses require further explanation, please do not hesitate to contact me at 480-643-7510. In addition, please feel free to contact Mike McCoy, Senior Vice President and Chief Legal Officer, at 480-643-7248. We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Kenneth Jacobson

Kenneth Jacobson
Senior Vice President and
Chief Financial Officer

cc:	Mike McCoy

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